Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Three Months Ended March 31, 2016
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$26,857
Fixed charges	23,501
Capitalized interest	(1,933)
Distributions of earnings from unconsolidated affiliates	717
Total earnings	$49,142

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$19,715
Amortization of debt issuance costs	990
Capitalized interest	1,933
Interest component of rental expense	863
Total fixed charges	23,501
Preferred Stock dividends	626
Total fixed charges and Preferred Stock dividends	$24,127

Ratio of earnings to fixed charges	2.09
Ratio of earnings to combined fixed charges and Preferred Stock dividends	2.04